UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Walkers Corporate Services Limited

Walker House

87 Mary Street, George Town

Grand Cayman, Cayman Islands KY1-9005

August 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing 3 ordinary shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Capital Management (Cayman) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Asia Fund I (G.P.) Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 38,744,395
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Asia Fund I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) HC, PN

CUSIP No. 16949D101

(1)	Names of reporting persons CPI Ballpark Investments Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 38,744,395
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 16949D101

(1)	Names of reporting persons Swiss Re Financial Products Corporation (“Swiss Re”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,114,508
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 10,114,508
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[1]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 7,838,595[1]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) PN

1 China Environment Fund III Management, L.P. (“CEF III Management”), the general partner of China Environmental Fund III, L.P. (“CEF III”) and China Environment Fund III Holdings Ltd. (“CEF III Holdings”), the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and Messrs. Donald C. Ye, Shelby Chen, Michael Li, Larry Zhang and Ian Zhu, who comprise the members of the CEF III Investment Committee (the “CEF III Investment Committee Members”), may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[2]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 7,838,595[2]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) PN

2 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[3]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 7,838,595[3]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) OO

3 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Donald C. Ye
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[4]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

4 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Shelby Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[5]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

5 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Michael Li
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[6]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

6 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Larry Zhang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[7]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

7 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Ian Zhu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 66,040,898[8]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) IN

8 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Aqua Resources Fund Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Guernsey, Channel Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[9]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 5,941,613[9]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

9 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, Aqua Resources Asia Holding Limited (“ARAHL”) holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons Aqua Resources Asia Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[10]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 5,941,613[10]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

10 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, ARAHL holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons FourWinds Capital Management
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[11]
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

11 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, ARAHL holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons Abrax
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,316,004
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 2,316,004
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 16949D101

(1)	Names of reporting persons Abrax Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,316,004
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 2,316,004[14]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons IWU International Ltd. (“IWU”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,085,783
	(8)	Shared voting power 66,040,898
	(9)	Sole dispositive power 1,085,783
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,040,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.8%
(14)	Type of reporting person (see instructions) CO

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned. Such Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

CPI and NewQuest:

Prior to the Company’s initial public offering, CPI purchased 50,000 series A and 25,000 series B convertible preferred shares of the Company in January 2008 and July 2008, respectively, with cash. The funds for the purchase of the convertible preferred shares of the Company by CPI (the “CPI Pre-IPO Shares”) were provided primarily from the working capital of CPI. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the CPI Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 30,858,964 Ordinary Shares.

On February 4, 2011, NewQuest entered into two agreements, pursuant to which, (i) on April 14, 2011, NewQuest acquired, among other things, CPI, including its portfolio investment holdings of 30,858,964 Ordinary Shares of the Company, and (ii) on April 15, 2011, following NewQuest’s acquisition of CPI, CPI acquired an additional 7,885,431 Ordinary Shares of the Company in exchange for $13,095,362 in cash. The source of the funds for these acquisitions was NewQuest’s working capital. As a result of such transactions, CPI became a wholly owned subsidiary of NewQuest and directly owned an aggregate of 38,744,395 Ordinary Shares of the Company.

Swiss Re:

Prior to the Company’s initial public offering, Swiss Re purchased 10,000 series A and 15,000 series B convertible preferred shares of the Company in January 2008 and July 2008, respectively, with cash. The funds for the purchase of the convertible preferred shares of the Company by Swiss Re (the “Swiss Re Pre-IPO Shares”) were provided from the working capital of Swiss Re. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the Swiss Re Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 10,114,508 Ordinary Shares, which were subsequently converted into 3,371,502 ADSs with 2 Ordinary Shares that were not converted. On August 24, 2012, Swiss Re converted 3,371,502 ADSs into 10,114,506 Ordinary Shares.

CEF III:

Prior to the Company’s initial public offering, CEF III purchased 20,000 series B convertible preferred shares of the Company in August 2008 with cash. The funds for the purchase of the convertible preferred shares of the Company by CEF III (the “CEF III Pre-IPO Shares”) were provided from the working capital of CEF III. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the CEF III Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 7,838,595 Ordinary Shares, which were subsequently converted into 2,612,865 ADSs. On August 24, 2012, CEF III converted 2,612,865 ADSs into 7,838,595 Ordinary Shares.

Aqua, ARAHL and FWCM:

Prior to the Company’s initial public offering, ARAHL (a wholly owned subsidiary of Aqua, which is managed by FWCM) purchased 20,000 series C convertible preferred shares of the Company in October 2009, with cash. The funds for the purchase of the convertible preferred shares of the Company by ARAHL (the “ARAHL Pre-IPO Shares”) were provided by way of inter-company loan from its parent company Aqua. Under the terms of the inter-company loan arrangement between Aqua and ARAHL, in addition to repayment of the principal amount of the loan by ARAHL to Aqua, ARAHL is obliged to pay to an amount equal to the aggregate of any net income and any capital gain on the Company shares acquired by ARAHL less the aggregate of any net income loss and any capital loss (subject to certain retentions by ARAHL). The terms of the intercompany loan arrangements do not provide that the Ordinary Shares held by ARAHL are subject to any pledge or other contingency which would give Aqua voting power or investment power over them. The funds used by Aqua in order to make the relevant inter-company loan to ARAHL came from subscriptions by investors for ordinary shares of Aqua on its initial public offering. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the ARAHL Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 5,941,613 Ordinary Shares.

Abrax:

Prior to the Company’s initial public offering, Abrax purchased 5,000 series B convertible preferred shares of the Company in August 2008, with cash. The funds for the purchase of the convertible preferred shares of the Company by Abrax (the “Abrax Pre-IPO Shares”) were provided from the working capital of Abrax. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the Abrax Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 1,959,649 Ordinary Shares, which were subsequently converted into 653,216 ADSs with one Ordinary Share that was not converted. Including purchases of ADSs on the public market, Abrax acquired a total of 772,001 ADSs. On August 29, 2012, Abrax converted 772,001 ADSs into 2,316,003 Ordinary Shares.

IWU:

Prior to the Company’s initial public offering, IWU purchased 3,000 series B convertible preferred shares of the Company in August 2008, with cash. The funds for the purchase of the convertible preferred shares of the Company by IWU (the “IWU Pre-IPO Shares”) were provided from the working capital of IWU. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the IWU Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 1,175,789 Ordinary Shares, which were subsequently converted into 391,929 ADSs with 2 Ordinary Shares that were not converted. On August 29, 2012, IWU converted 361,927 ADSs into 1,085,781 Ordinary Shares.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On August 30, 2012, the Consortium sent a follow-up letter to its Joint Letter (the “Follow-up Letter”) informing the Company that it has formally called an EGM scheduled for September 28, 2012. The Consortium attached an amended and restated EGM Notice and Proxy Materials to the Follow-up Letter. The Follow-up Letter and the amended and restated EGM Notice and Proxy Materials are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and each are incorporated herein by reference in its entirety. A form of the ordinary shareholder proxy card and ADS Voting Instruction Card are attached hereto as Exhibits 99.6 and 99.7, respectively.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The foregoing calculations of percentage ownership are based on 161,989,097 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report on Form 20-F filed on April 27, 2012.

CPI and NewQuest:

CPI directly beneficially owns 38,744,395 Ordinary Shares, or approximately 23.9% of the Ordinary Shares. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own such 38,744,395 Ordinary Shares, which represents approximately 23.9% of the Ordinary Shares. Due to CPI’s participation in the Voting Agreement and ARAHL Letter of Support (each as described below), CPI, NewQuest, NewQuest GP and NewQuest Management may additionally be deemed to beneficially own a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

Swiss Re:

Swiss Re directly beneficially owns 10,114,508 Ordinary Shares, or approximately 6.2% of the total outstanding Ordinary Shares of the Company. Due to Swiss Re’s participation in the Voting Agreement (as described below), it may additionally be deemed to beneficially own a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

CEF III:

CEF III directly beneficially owns 7,838,595 Ordinary Shares, or approximately 4.8% of the total outstanding Ordinary Shares of the Company. CEF III Management, the general partner of CEF III, CEF III Holdings, the general partner of CEF III Management, and the CEF III Investment Committee Members, may be deemed to beneficially own such 7,838,595 Ordinary Shares, or approximately 4.8% of the total outstanding Ordinary Shares of the Company. Due to CEF III’s participation in the Voting Agreement (as described below), CEF III, CEF III Management, CEF III Holdings and the CEF III Investment Committee Members may additionally be deemed to beneficially own a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

ARAHL:

ARAHL directly beneficially owns: (i) 1,980,537 ADSs, representing 5,941,611 Ordinary Shares; and (ii) two Ordinary Shares, which together represents approximately 3.7% of the total outstanding Ordinary Shares of the Company. Aqua (the parent company of ARAHL), FWCM (the discretionary investment manager of Aqua), the non-executive directors of ARAHL and the members of the FWCM Aqua Investment Committee, may be deemed to beneficially own such: (i) 1,980,537 ADSs, representing 5,941,611 Ordinary Shares; and (ii) two Ordinary Shares, which together represents approximately 3.7% of the Ordinary Shares. Due to ARAHL’s participation in the ARAHL Letter of Support (defined in Item 5 below), Aqua, ARAHL, FWCM, the non-executive directors of ARAHL and the members of the FWCM Aqua Investment Committee may additionally be deemed to beneficially own a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

ARAHL (by virtue of its participation in the ARAHL Letter of Support), Aqua (by virtue of its being the parent of ARAHL) and FWCM (by virtue of its being the discretionary investment manager of Aqua) may be deemed to be members of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Act. Each of ARAHL, Aqua, FWCM, the non-executive directors of ARAHL and the members of the FWCM Aqua Investment Committee, expressly disclaims any such group membership for purposes of Section 13(d) of the Act or otherwise.

Abrax:

Abrax directly beneficially owns 2,316,004 Ordinary Shares, or approximately 1.4% of the total outstanding Ordinary Shares of the Company. Due to Abrax’s participation in the Voting Agreement (as described below), it may additionally be deemed to beneficially own a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

IWU:

IWU directly beneficially owns 1,085,783 Ordinary Shares, or approximately 0.7% of the total outstanding Ordinary Shares of the Company. Due to IWU’s participation in the Voting Agreement, it may additionally be deemed to beneficially own a total of 66,040,898 Ordinary Shares, which represents approximately 40.8% of the total outstanding Ordinary Shares of the Company.

Each of CPI, Swiss Re, CEF III, ARAHL, Abrax and IWU by virtue of the Shareholders Agreement (as described below), may be deemed to be members of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Act. Each of CPI, Swiss Re, CEF III, ARAHL, Abrax and IWU expressly disclaims any such group membership for purposes of Section 13(d) of the Act or otherwise.

The Consortium may be deemed to be members of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Act, by virtue of CPI, Swiss Re, CEF III, Abrax and IWU entering into that certain Voting Agreement, dated August 21, 2012 (the “Voting Agreement”), a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference, and by virtue of CPI and ARAHL entering into that certain Letter of Support, dated August 21, 2012 (the “ARAHL Letter of Support”), a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference. Each of the members of the Consortium expressly disclaims any such group membership for purposes of Section 13(d) of the Act or otherwise.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Each of the Reporting Persons, by virtue of the Shareholders Agreement (as described below), may be deemed to have shared power to vote those Ordinary Shares attributable to the other parties to the Shareholders Agreement. Each of Reporting Persons expressly disclaims beneficial ownership of the Company’s securities except to the extent of their own pecuniary interest.

Each of the Reporting Persons, by virtue of the Voting Agreement and the ARAHL Letter of Support, may be deemed to have shared power to vote those Ordinary Shares attributable to the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of the Company’s securities except to the extent of their own pecuniary interest.

(c) None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the ADSs or Ordinary Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).
99.2	Letter to Board of Directors dated August 30, 2012 (furnished herewith).
99.3	Amended and Restated Notice of EGM and Proxy Materials (furnished herewith).
99.4	Voting Agreement (incorporated herein by reference to Exhibit 99.4 of Schedule 13D/A, filed on August 21, 2012, File No. 005-85243).
99.5	ARAHL Letter of Support (incorporated herein by reference to Exhibit 99.5 of Schedule 13D/A, filed on August 21, 2012, File No. 005-85243).
99.6	Form of Ordinary Shareholder Proxy Card
99.7	Form of ADS Voting Instruction Card

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2012	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
By: NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Georges A. Robert
	Name:	Georges A. Robert
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2012	SWISS RE FINANCIAL PRODUCTS CORPORATION

	By:	/s/ Hank Chance
Name: Hank Chance
Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2012	CHINA ENVIRONMENT FUND III, L.P.

By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: August 30, 2012	CHINA ENVIRONMENT FUND III MANAGEMENT, L.P.

By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: August 30, 2012	CHINA ENVIRONMENT FUND III HOLDINGS LTD.

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: August 30, 2012	DONALD C. YE

	By:	/s/ Donald C. Ye

Date: August 30, 2012	SHELBY CHEN

	By:	/s/ Shelby Chen

Date: August 30, 2012	MICHAEL LI

	By:	/s/ Michael Li

Date: August 30, 2012	LARRY ZHANG

	By:	/s/ Larry Zhang

Date: August 30, 2012	IAN ZHU

	By:	/s/ Ian Zhu

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2012	AQUA RESOURCES ASIA HOLDINGS LIMITED

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: Director

Date: August 30, 2012	AQUA RESOURCES FUND LIMITED

By: FourWinds Capital Management, its investment manager

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: CEO, FourWinds Capital Management

Date: August 30, 2012	FOURWINDS CAPITAL MANAGEMENT

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: CEO, FourWinds Capital Management

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2012	ABRAX

	By:	/s/ Manuel Salvisberg
Name: Manuel Salvisberg
Title: Director

Date: August 30, 2012	ABRAX LIMITED

	By:	/s/ Manuel Salvisberg
Name: Manuel Salvisberg
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2012	IWU INTERNATIONAL LTD.

	By:	/s/ Li Wu Fehlmann
Name: Li Wu Fehlmann
Title: Director